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September 30, 2009

Via EDGAR and Facsimile
Mr. Gary R Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

Re:	ACL Semiconductors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-50140

Dear Mr. Todd:

          On behalf of our client, ACL Semiconductors Inc (the “Company”) and in connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced report as set forth in your letter, dated September 22, 2009 (the “Comment Letter”), we wish to inform the Commission that the Company is currently evaluating its response to the Comment Letter together with its auditors and plans to update the Commission next week with a timeframe for submitting a substantive response.

          Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ John Watkins

John Watkins

cc:	Jeanne Bennett
Mr. Kenneth Chan
Mr. Alan Yang